  Exhibit 99.1

Auryn to Sample Historical Drill Core at Sombrero

Vancouver, British Columbia – April 29, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce that it has gained access to drill core from 8 historical drill holes totaling 988 meters of drilling from the Fierrazo target at its Sombrero Project in Southern Peru (Figure 1). The historical drilling was conducted in 2013 by a supplier of concession-holder Corporacion Aceros Arequipa S.A., an established Peruvian steel company, that was focusing on iron skarn mineralization. The drilling ranged in depths from 51 meters to 217 meters, and is in the area where Auryn recently sampled 232 meters of 0.55% of copper equivalent (0.47% copper and 0.13 g/t gold) on surface (see April 3, 2019 news release).

A Message from Michael Henrichsen, COO & Chief Geologist:

“We are looking forward to receiving the assay results of the historical drill core as it is from the well-mineralized area of Fierrazo where Auryn recently completed surface channel sampling. The results from this core will provide a critical first look at the third dimension of mineralization at the Sombrero project and will rapidly advance our technical teams understanding of the controls of copper – gold mineralization within the project.”

A preliminary review of the drill holes from the Fierrazo prospect indicate that the holes will provide assays from both oxide and sulphide zones within the exoskarn body at Fierrazo. Previous sampling of these holes is incomplete as only partial sections of these holes were sampled targeting iron skarn mineralization.

Auryn is currently logging the historical drill holes in preparation for sampling and to gain an understanding of the geological controls on copper-gold mineralization. This data will provide an important calibration of the geophysical responses of the Company’s targets, which are currently being permitted for drilling.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are fortunate to gain access to drill core a few months prior to our maiden drill program.

The results from the core and the continued advancement of additional targets through ongoing surface sampling will make for what should be an exciting flow of news as we await drill permits for Sombrero.”

Sombrero: Fierrazo Historical Drill Holes

Legend
Historical Drill Hole
Sombrero Claim
Channel Sampling Intercept
Marble
Wollastonite
Pyrite Outcrop
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
0.1 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
Channel 19SRT-20/21:
232m of 0.55% CuEQ with
0.47% Cu and 0.13 g/t Au
including:
- 40m of 1.26% CuEQ
- 48m of 0.51% CuEQ
Historical Drill Holes
Monzonite porphyry dyke
FE-DDH-01B
FE-DDH-01A
Fierrazo
FE-DDH-02
40m of 1.26% CuEQ
19SRT-20
232m of 0.55% CuEQ
FE-DDH-03B
FE-DDH-03A
19SRT-21
48m of 0.51% CuEQ
Legend
Historical Drill Hole
Channel Sampling Cu %
FE-DDH-04
Sediment
Intrusive
FE-DDH-05
100 m
FE-DDH-06
2018 Copper highlights:
0.62%, 0.47%,
0.42% & 0.26%
Intrusive
Channel 18SRT-09:
105m of 0.30% CuEQ
Channel 18SRT-17:
6m of 0.63% CuEQ
6m of 0.21% CuEQ
Volcanic cover
Marble
3.5 km target area
Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main
Ferrobamba limestone
Channel 18SRT-18:
16m of 0.53% CuEQ
109m of 0.70% CuEQ*
including:
- 30m of 1.93% CuEQ
- 54m of 0.34% CuEQ
24m of 0.73% CuEQ
Channel 18SRT-16:
64m of 0.27% CuEQ
10m of 0.58% CuEQ
4m of 0.56% CuEQ
66m of 0.28% CuEQ
N
1 km

Figure 1 illustrates the location of the 8 historical drill holes at the Fierrazo target in relation to the surface work Auryn has completed to date.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com, or visit www.aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Continuous Channel Sampling 2019 (Sombrero, Peru)

Analytical samples were taken from each 2-meter interval along the channel sample resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay was repeated with ore grade four acid digest method (OG62). QA/QC programs for 2019 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m.

Copper and gold equivalent grades (CuEq and AuEq) were calculated using gold price of $1300/oz and copper price of $3.00/lb.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.